NEWS RELEASE

FOR IMMEDIATE RELEASE	DATE: May 11, 2005

Acheson, Alberta—North American Energy Partners announced today that its previously announced closing of the sale of its 9% Senior Secured Notes due 2010, originally scheduled for yesterday, did not occur. As disclosed, the sale of the senior secured notes was subject to various conditions, including that a new revolving credit facility would be finalized. The company is continuing to work on its refinancing options, including completing the previously disclosed offering of new senior secured notes and arranging a new revolving credit facility to replace the company’s existing senior secured bank credit facility.

The sale of the new senior secured notes being issued has not been registered under the Securities Act of 1933 or under the securities laws of any jurisdiction. They are being offered only to qualified institutional buyers (as defined in Rule 144A under the Securities Act), to persons outside the United States under Regulation S of the Securities Act and to a limited number of institutional “accredited investors” within the meaning of Rule 501(a)(1), (2), (3) or (7) of the Securities Act. Accordingly, the notes may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements, and may not be sold in Canada without compliance with applicable securities laws.

North American Energy Partners is one of the largest providers of mining and site preparation, piling and pipeline installation services in western Canada.

For more information, contact:

Bernie Robert

Assistant Treasurer, North American Energy Partners Inc.

(780) 960–2266

brobert@nacg.ca

This news release contains forward-looking statements. Although the company believes that its expectations are based on reasonable assumptions, no assurance can be given that its goals will be achieved. Any number of factors and uncertainties, many of which are beyond the company’s control, could cause actual results to differ materially from those contemplated by such forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements are enumerated in the company’s reports on Form 6-K filed with the United States Securities and Exchange Commission. Undue reliance should not be placed upon forward-looking statements, and the company undertakes no obligation to update those statements.